Additional Shareholder Information (unaudited)
Results of Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Western Asset High Income Fund
Inc. was held
on April 27, 2007, for the purpose of considering and voting upon the election of
Directors. The following table provides information concerning the matter voted upon on the Meeting:
Election of Directors
     		   Nominees Votes	 For Votes Withheld
Daniel P. Cronin 		4,711,592		 95,287
William R. Hutchinson 	4,716,257	 	 90,621
Jeswald W. Salacuse 	4,714,242 		 92,637
At June 30, 2007, in additional to Daniel P. Cronin, William R.
Hutchinson and
Jeswald W. Salacuse, the Directors of the Fund were as follows:
Carol L. Colman
Paolo M. Cucchi
Leslie H. Gelb
R. Jay Gerken
Dr. Riordan Roett